EXHIBIT 99.1

Addex mGlu2PAM Demonstrates Potential in Substance Use Disorder

  Data published in Neuropharmacology shows mGlu2 PAMs attenuate oxycodone use and potential as a novel treatment for opioid use disorder

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, July 24, 2023 - Addex Therapeutics (SIX and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today announced data showing that administration of a metabotropic glutamate 2 (mGlu2) positive allosteric modulator significantly reduces oxycodone self-administration in preclinical models, supporting a potential role in opioid use disorder. The data were published in Neuropharmacology by Addex and The Scripps Research Institute.

“In the United States, opioid abuse and overdose have reached epidemic proportions, with oxycodone being the most abused prescription opioid. Research suggests that glutamate release elicits drug-seeking behaviors, which suggests targeting the glutamate system with novel pharmacotherapies could alleviate these cravings,” said Dr. Rémi Martin-Fardon from The Scripps Research Institute, the paper’s lead author. “Our research demonstrates that using an mGlu2 PAM to decrease glutamate activity can stop oxycodone self-administration and seeking in preclinical models, which supports this approach as a future potential treatment of prescription opioid use disorder.”

Study Details
The aim of the study was to test whether the mGlu2 receptor positive allosteric modulator ADX106772 could reduce oxycodone self-administration and the conditioned reinstatement of oxycodone seeking without affecting behaviors directed toward a highly palatable non-drug reinforcer (sweetened condensed milk, SCM). Rats were trained to self-administer oxycodone (0.15 mg/kg/infusion, i.v.,12 h/day) or sweetened condensed milk for 13 days in the presence of a contextual/discriminative stimulus (SD). Oxycodone, SCM, and the SD were then withheld. Once oxycodone or SCM self-administration was acquired and oxycodone dependence verified, the effect of ADX106772 (0.3, 1, 3, or 10 mg/kg, s.c.) was tested on oxycodone or SCM self-administration. ADX106772 was found to reduce oxycodone self-administration and conditioned reinstatement without affecting SCM self-administration or conditioned reinstatement. ADX106772 reduced oxycodone taking and seeking but did not affect the motivation for the palatable conventional reinforcer.

“The results of this study add to existing research supporting targeting mGlu2 receptors with PAMs to counter drug use and seeking. In previous research, this approach has successfully been used in nicotine, cocaine and alcohol models,” said Dr. Robert Lütjens, Head of Discovery – Biology at Addex. “Demonstrating the wide potential of mGlu2 PAMs, an Addex discovered drug candidate, ADX71149, is being evaluated in a phase 2 clinical study as a potential treatment for epilepsy by our partner Janssen.”

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available, small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional, non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2 clinical trial for the treatment of epilepsy. Addex's second clinical program, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in a range of indications. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates, with a focus on substance use disorder. Addex is also advancing a broad preclinical pipeline, which includes development of a range of GABAB PAMs for CMT1A, chronic cough and several types of pain, mGlu7 NAM for stress related disorders, mGlu2 NAM for mild neurocognitive disorders and depression, M4 PAM for schizophrenia and other forms of psychosis, as well as mGlu4 PAM and mGlu3 PAM. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

About Scripps Research
Scripps Research is an independent, nonprofit biomedical institute ranked one of the most influential in the world for its impact on innovation by Nature Index. We are advancing human health through profound discoveries that address pressing medical concerns around the globe. Our drug discovery and development division, Calibr, works hand-in-hand with scientists across disciplines to bring new medicines to patients as quickly and efficiently as possible, while teams at Scripps Research Translational Institute harness genomics, digital medicine and cutting-edge informatics to understand individual health and render more effective healthcare. Scripps Research also trains the next generation of leading scientists at our Skaggs Graduate School, consistently named among the top 10 US programs for chemistry and biological sciences. Learn more at www.scripps.edu.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on March 30, 2023, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.